EIMO OYJ STOCK EXCHANGE RELEASE 16.11.2000 AT 8.30 am  1 (7)

INTERIM REPORT JANUARY - SEPTEMBER 2000 (figures are not audited)
RECORD THIRD QUARTER

Eimo's turnover in third quarter reached EUR 33.4 million (growth 78%). The factory in the Netherlands is fully operational, and the merger process with Triple S is expected to be completed by the end of January.

Performance in January - September

In January-September 2000 the Company recorded a turnover of EUR 71.8 million (EUR 54.3 million in the corresponding period in the previous year), an increase of 32%. The operating profit was EUR 10.3 (12.9) million and profit before extraordinary items EUR 10.3 (11.8) million.

The split adjusted (1:4) non-diluted earnings per share were EUR 0.16 (0.19) and the diluted earnings were EUR 0.16 (0.19).

Despite the modest performance early in the year, turnover in January-September reached a very satisfactory level as several new projects gained momentum in July-September. Towards the end of the review period, turnover increased but the profit margin as a percentage fell as bought-in components accounted for an increasing share of turnover. Profits continued to be affected by one time costs relating to international growth. The one time costs relating to the merger with Triple S were recorded under extraordinary items, so they do not affect the net profit.

Gross investments during January to September totaled EUR 21.8 (10.3) million. The investments were made in the new factories in the Netherlands and Hungary, the new mold factory in Lahti and several smaller items in Finland. The balance sheet total at the end of September stood at EUR 94.2 (64.5) million. The equity ratio was 56.0% (80.7%) and the Company's cash reserves stood at EUR 2.2 million at the end of the review period. Eimo has started to use overdraft facilities instead of a cash surplus. Eimo employed on average 736 (671) people during the review period. On 30 September the Company had 782 employees. This figure does not include the personnel at the factory in Hungary.

Record third quarter

Sales in the third quarter of the year surpassed expectations, rising in September to a record monthly level of EUR 13.1 million. The company's turnover in the third quarter was EUR 33.4 (18.7) million, growth of 78%. Even though the operating profit as a percentage of turnover (18.6%) was significantly higher than earlier in the year, it was considerably reduced by the increase in sales of bought-in components and the company's investments in international growth.
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                                                                     2 (7)

Sales of bought-in components refers to parts installed in the products. Some of them are quite expensive. They raise turnover, but their profit margin for the company is distinctly lower than from other operations.

The costs of the merger in the USA are recorded under extraordinary costs, so they do not affect the operating profit or the net profit.

Several new products started up during the third quarter. Greater use is being made of the new technology two component injection molding, which is being applied to the mobile phone covers for demanding environments at both the Hollola and Lahti factories.

International growth continues apace

As recently as the beginning of 2000 Eimo only had production in Finland.   In
early 2001 Eimo plans to have production in seven countries on four continents.

The Helmond factory in the Netherlands started up towards the end of the winter and had its official opening ceremony on 22 September 2000. The factory has got off to a good start and is now operating at virtually full production capacity. The Dutch subsidiary has already made a profit in January-September. Plans for expanding operations have been drawn up.

The purchase of the factory in Pecs in Hungary has been confirmed and Eimo gained possession of the plant on 30 September 2000. Production in Pecs has already started. Eimo Kft. is a 100% owned subsidiary of Eimo Oyj.

In July Eimo signed a binding agreement to merge with the American company Triple S Plastics, Inc. The shareholders and holders of share options of Triple S will obtain 33% - 37% of Eimo's shares and share options in the form of new Eimo securities. Triple S had a turnover of USD 95 million in the financial period that ended on 31 March 2000. In July-September Triple S reported a turnover of USD 39.7 million (growth 68%) and a net profit of USD 2.7 million (growth 179%). Eimo's merger with Triple S Plastics, Inc. is expected to be completed by the end of January 2001. Planning for integrating the companies' operations is in full swing. Triple S has announced the setting up of a joint venture company in Brazil, aiming to start production in Manaus this year.

After the end of the review period on 1 November 2000, Eimo announced a company acquisition. As a result, at the beginning of 2001, the company will start production operations for precision plastic components in Shenzhen, in Guangdong Province in the People's Republic of China through the Hong Kong -based joint venture Eimo (HK) Ltd, in which Eimo holds a majority holding. The goal is to change the focus of production at Century Step Company Ltd, the company purchased, to serve mainly the telecommunications sector and, at the same time, to
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                                                                  3 (7)

considerably increase its turnover. Eimo also reached a final agreement on a joint venture structure through which Eimo has a holding in mold manufacturing companies in Hong Kong and Dongguang. Further expansion is planned in China, by establishing factories and/or through company acquisitions.

New management

The company's new President and CEO, Mr. Heikki Marttinen, started on October 1, 2000. He will concentrate on the integration process in the strongly internationalizing company. The company's Technical Director, Mr. Timo Seppa, has moved to the United States to prepare technology transfers between the companies after Eimo - Triple S merger. Mr. Petri Virtanen was appointed his successor as Eimo's technical director.

Growing importance of supplier chain

As a full service provider, Eimo uses a comprehensive partnership network and this forms an integral part of the company's service concept. Close partnership with suppliers and the continuous development of logistics will in future become increasingly important factors. The company has significantly reinforced its suppler management resources during the review period.

Concentration in Finland

Eimo is considering arrangements to serve the mobile communications industry even more effectively in Finland. This will lead to redefining of the roles of the company's different production units in Finland.

Active trading of Eimo's share

Eimo's share was split (1:4) in April, and since then the Company has had a total of 46,400,000 shares (39,200,000 A shares). Trading in the split A shares started on 13 April 2000. Since the split, trading in Eimo's shares has taken place at prices ranging between EUR 5.50 and EUR 10.98. The closing price on 30 September 2000 was EUR 7.10. Trading in the shares has been active and Eimo's shares have regularly been, proportionately to the number of listed shares, among the most actively traded shares on the main list at the Helsinki Exchanges.

Business prospects

Eimo has started production of several new product programs during the latest months. Turnover and operating profit (excluding Triple S) in the final quarter of the year are expected to continue at the same level as during the third quarter.
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                                                                     4 (7)

During 2000 Eimo has built a firm foothold in its central market areas and simultaneously secured its global position as one of the leading suppliers in the field. Eimo will also in the future invest in strengthening this position and further developing its service concept in all market areas.

Results for 2000 will be published on February 15, 2001.

Lahti, 16 November 2000

Board of Directors

Eimo Oyj is an international manufacturer of precision plastic components, whose main customers are companies in the mobile communications industry. The Company has five production plants in Finland, one in the Netherlands and one in Hungary. The company has also reached agreements on company acquisitions in the USA and China. In 1999 Eimo had a turnover of EUR 78 million. The Company's operations are growing rapidly.

Further information:
Elmar Paananen, Vice Chairman, IR               +358-500-503 865

DISTRIBUTION:
HEX Helsinki Exchange, Press

ENCLOSURES:
-  Consolidated profit and loss account
-  Consolidated balance sheet
-  Key figures

Investors are urged to read the information to be filed with the United States Securities and Exchange Commission in connection with the merger, including the proxy material to be sent to the holders of common stock of Triple S to solicit their approval of the Merger Agreement and the transactions contemplated thereby and the registration statement to be filed by Eimo on Form F-4 with respect to ordinary shares of Eimo to be issued in connection with the transaction, each of which will include a copy of the Merger Agreement as an exhibit. Such documents, when filed, will be available free of charge from the SEC website at www.sec.gov.

This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's March 1999 Offering Circular for 5,000,000 share combined offering (copies of which are available from Eimo upon written request) and Triple S' Annual Report on Form 10-K for the year ended March 31, 2000.

ENCLOSURE NO. 1 TO STOCK EXCHANGE RELEASE 16.11.2000                 5 (7)

Consolidated profit and
 loss account
-----------------------------------------------------------------------------------------------
                                     1-9/00           1-9/99                            1-12/99
-----------------------------------------------------------------------------------------------
                                   1000 EUR         1000 EUR          Change %         1000 EUR
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
NET TURNOVER                         71 836           54 275             32.4            78 011
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Other operating income                  216              256           - 15.6               728
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Operating costs                      57 373           38 389             49.5            54 895
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Depreciation and
 write-downs                          4 374            3 252             34.5             4 629
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
OPERATING PROFIT                     10 305           12 890           - 20.1            19 215
-----------------------------------------------------------------------------------------------
% of turnover                          14.3             23.7                               24.6
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Financing income and
 expenses                              - 54          - 1 118           - 95.2           - 1 016
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
PROFIT BEFORE
 EXTRAORDINARY ITEMS                 10 251           11 772           - 12.9            18 199
-----------------------------------------------------------------------------------------------
% of turnover                          14.3             21.7                               23.3
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Extraordinary items                   - 742              528                                528
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
PROFIT BEFORE  TAXES                  9 509           12 300           - 22.7            18 727
-----------------------------------------------------------------------------------------------
% of turnover                          13.2             22.7                               24.0
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Taxes                               - 2 756          - 3 302           - 16.5           - 5 129
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
PROFIT FOR THE REVIEW
 PERIOD                               6 753            8 998           - 24.9            13 598
-----------------------------------------------------------------------------------------------

ENCLOSURE NO. 2        6 (7)

Consolidated balance sheet
----------------------------------------------------------------------------------------------
                                    30.9.00          30.9.99                          31.12.99
----------------------------------------------------------------------------------------------
                                   1000 EUR         1000 EUR          Change %        1000 EUR
----------------------------------------------------------------------------------------------
ASSETS
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
NON-CURRENT ASSETS
----------------------------------------------------------------------------------------------
Intangible assets                     1 268              356            256.2              381
----------------------------------------------------------------------------------------------
Tangible assets                      50 788           29 832             70.2           34 268
----------------------------------------------------------------------------------------------
Investments                              71               62           - 93.3               62
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
CURRENT ASSETS
----------------------------------------------------------------------------------------------
Inventories                          12 436            5 985            107.8            7 852
----------------------------------------------------------------------------------------------
Deferred tax receivable                   -                -                -                -
----------------------------------------------------------------------------------------------
Receivables                          27 461           14 076             95.1           11 865
----------------------------------------------------------------------------------------------
Cash and bank
accounts                              2 198           14 161           - 83.3           16 718
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
TOTAL ASSETS                         94 222           64 472             46.1           71 146
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
LIABILITIES AND
SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------
Share capital                        11 600            1 951            494.6           11 600
----------------------------------------------------------------------------------------------
Share premium account                18 124           27 773           - 34.7           18 124
----------------------------------------------------------------------------------------------
Retained  profits                    21 692           22 018            - 1.5           26 618
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
LIABILITIES
----------------------------------------------------------------------------------------------
Deferred tax liability                2 312            1 811             27.7            2 232
----------------------------------------------------------------------------------------------
Non-current liabilities
----------------------------------------------------------------------------------------------
Loans from financial
institutions                          9 503              187          4 981.8              157
----------------------------------------------------------------------------------------------
Current liabilities
----------------------------------------------------------------------------------------------
Loans from financial
institutions                          5 215              122          4 174,6              118
----------------------------------------------------------------------------------------------
Non-interest bearing
liabilities                          20 295            6 294            222.4            6 888
----------------------------------------------------------------------------------------------
Accruals and deferred
income                                5 481            4 316             27.0            5 409
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                 94 222           64 472             46.1           71 146
----------------------------------------------------------------------------------------------

ENCLOSURE NO. 3

Financial ratios
-----------------------------------------------------------------------------------------------
                                    30.9.00          30.9.99          Change %         31.12.99
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Return on equity (ROE), %              18.0             30.6                               33.4
-----------------------------------------------------------------------------------------------
Return on investment
(ROI), %                               22.7             40.6                               43.1
-----------------------------------------------------------------------------------------------
Equity ratio, %                        56.0             80.7                               79.9
-----------------------------------------------------------------------------------------------
Net Gearing, %                         24.4           - 24.8                             - 29.2
-----------------------------------------------------------------------------------------------
Current Ratio                          1.36             3.10                               2.93
-----------------------------------------------------------------------------------------------
Cross investments in
fixed assets, 1000 EUR               21 789           10 268            112.2            15 281
-----------------------------------------------------------------------------------------------
% of turnover                          30.3             18.9                               19.6
-----------------------------------------------------------------------------------------------
Average number of
personnel                               736              671              9.7               681
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
PER SHARE RATIOS
-----------------------------------------------------------------------------------------------
Earnings per share (EPS),
EUR                                   0.155            0.191           - 18.8             0.291
-----------------------------------------------------------------------------------------------
Shareholders equity per
share, EUR                            1.108            1.115            - 0.6             1.214
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
SECURITIES AND
GUARANTEES, 1000 EUR
-----------------------------------------------------------------------------------------------
Securities for own
liabilities                          25 016           14 400             73.7            14 322
-----------------------------------------------------------------------------------------------
of which in use                      13 213              645          1 948.5               540
-----------------------------------------------------------------------------------------------
Other own liabilities                     -                -                                  -
-----------------------------------------------------------------------------------------------
Nominal value of
derivative contracts                  2 000                -                                  -
-----------------------------------------------------------------------------------------------
On behalf of outsiders                    -                -                                  -
-----------------------------------------------------------------------------------------------